

September 25, 2013

Via E-mail
Mr. Andrew C. Florance
Chief Executive Officer
CoStar Group, Inc.
1331 L Street, NW
Washington, DC 20005

> **Re:** **CoStar Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 000-24531**

Dear Mr. Florance:

We have reviewed your letter dated August 30, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 20, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page F-25

1.   We note from your response to prior comment 2 that your foreign losses are generated by U.K. subsidiaries which are disregarded entities under Treasury regulations and as a result, the losses incurred by these subsidiaries generated a federal income tax benefit of approximately $4.5 million in 2012. You also state that the losses incurred by these subsidiaries generated a foreign tax benefit calculated at the U.K. statutory rate. Tell us what consideration you gave to disclosing the impact of your U.K. subsidiaries being treated as disregarded entities, including the federal and foreign tax rates that will apply to these earnings, and whether federal income taxes incurred or benefits received will be

reduced by any foreign taxes incurred or benefits received. In this regard, we note that your current disclosure only indicates that a valuation allowance was established for the foreign deferred tax assets due to the cumulative loss in recent years in those jurisdictions. There is no indication that you have recognized a federal income tax benefit relating to these losses.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have any questions. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief